Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

	Three months ended 6/30/07		Six months ended 6/30/07
Excluding Interest on Deposits
Fixed Charges:
Interest Expense (excluding interest on deposits)	$245		471
One-Third of Rents, Net of Income from Subleases	6		12
Preferred Stock Dividends	—		—

Total Fixed Charges	$251		483

Earnings:
Income Before Income Taxes	$522		1,030
Fixed Charges, Excluding Preferred Stock Dividends	251		483

Total Earnings	$773		1,513

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	3.08	x	3.13	x

Including Interest on Deposits
Fixed Charges:
Interest Expense	$750		1,474
One-Third of Rents, Net of Income from Subleases	6		12
Preferred Stock Dividends	—		—

Total Fixed Charges	$756		1,486

Earnings:
Income Before Income Taxes	$522		1,030
Fixed Charges, Excluding Preferred Stock Dividends	756		1,486

Total Earnings	$1,278		2,516

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	1.69	x	1.69	x